

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2023

Steven Arenal
Chief Executive Officer
Lucent, Inc.
1633 East Fourth Street
Suite 148
Santa Ana, CA 92701

> **Re: Lucent, Inc.**
> **Amendment No. 6 to Form 10**
> **Filed June 6, 2023**
> **File No. 000-56509**

Dear Steven Arenal:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Byron Thomas, Esq.